/narrative food

Food that tells a story, delivered to your doorstep.



"LA'S HOTTEST FARM-TO-DOOR, HOME DELIVERY SERVICE" -CHALKBOARD MAGAZINE

PRESENTED BY JENNIFER PIETTE, FOUNDER/CEO

Our Story



Narrative Food (est. 2010) is a woman-owned and operated, LA based, B Corp certified, produce and provisions delivery service founded in 2010 by Jennifer Field Piette, covering 1000 zip codes from Santa Barbara to San Diego.

We provide connection, inspiration, recipes, nourishment, and healthy foods to our customers, as well as optional chef services and the ability to collaborate with a customer's nutritionist, to truly provide foods that align with our customers' wellness goals. We also offer services like corporate gifting, and have started an event series.

Food that tells a Story

Formerly known as Out of the Box Collective, the company re-branded in spring 2019 to better reflect their mission: to curate and deliver the best handcrafted and organic foods in California, and truly elevate these unique ingredients by sharing stories of people, place and culture. More than an online grocery service, Narrative Food is a lifestyle brand connecting communities around food.



Market Opportunity



THE U.S. MARKET FOR MEAL AND GROCERY DELIVERY
SERVICES IS FORECASTED TO GROW FROM
$2 BILLION IN 2015,
TO $210 BILLION BY 2025.

Founded in 2010, Narrative Food is a pioneer in
the customizable and curated food delivery space, targeting
the most discerning end of this market, and offering an
experience that extends beyond just groceries.



Certified B Corporation Impact Matters

Environmental and Social impact is important to our customer base. Any conversation about individual wellness and nutrition is intimately connected to the health of our community and our soil health.

Narrative Food is committed to meeting exceedingly rigorous standards of social and environmental performance, accountability, and transparency through our B Corp certification (we were winners of the 2016 SBC of Los Angeles B Corp award, and Best for the World in the area of Community by B Corp, for several years).

As a woman-owned business, we also focus on supporting other women entrepreneurs and growers.

Revenue Streams:



Provisions Boxes
(produce, pantry items
and recipes)



Produce Boxes
(fruits, vegetables and
herbs)



Online Grocery
(a la carte)



Office Deliveries
(fruit and snacks)



Corporate Gifting



Chef & Nutritional &
Lifestyle Services

Use of Funds
(seeking $200K – first round*)



Team Hires
25%

Marketing Agency
25%

Ads/Influencers
50%

Goal: Expand Customer Base & Capacity to increase company value and allow further $500K raise in 2020-2021.

Objective 1:
< 6 months from investment close

100% Increase from current
80-100 deliveries p/week
to 160-200 deliveries p/week

= revenue 100% growth to approx $70K-80k/month.



Objective 2:
by YE 2022

Increase from 160-200 deliveries p/week to >500 deliveries p/week

= revenue growth to approx $200,000 monthly

Expand delivery area to cover the entire state of California, and parts of Nevada and Arizona.



$604K | $1.4M | $2.1M | $3.6M | $5.2M

FY'20 | FY'21 | FY'22 | FY'23 | FY'24

Revenue

Objective 3:
by YE 2024

Increase from 500 deliveries p/week to >1,100 deliveries p/week

= revenue growth of >$450K/monthly.

Expand to cover the entire West Coast Region: including Oregon, Washington, Nevada & Arizona, creating one or two more distribution centers to service capacity.



$1.8M

$1.1M

$456K

$146K

($10K)

FY'20   FY'21   FY'22   FY'23   FY'24

Profit

Why invest in Narrative Food?



Narrative Food is a challenge to value using conventional venture capital models that focus only on ROI. As a Certified B Corporation and at its present scale ROI has been more or less breakeven.

Valuation models that focus solely on profit don't take into consideration many of the factors that make a mission driven B Corporation valuable, like social and environmental impact. Therefore as consideration of our value we take account of the following:

Our Value

- 9 years of proven activity, experience, and survival in an arena where many well funded companies have failed, and with no outside investment
- Extensive relationships with growers, makers, and customers -- including many LA "influencers"
- A database of Narrative Provisions Box blue-prints, recipes and collateral
- A strong Social Media presence on Instagram.
- A devoted and high-profile customer base, and ongoing recurring revenues
- The company's social and environmental mission, its B Corp certification, and multiple years honored as "Best for the World/Best for Community", and the 2016 SBC of LA B Corp award
- Over $3.5m of food dollars invested in farmers and food makers who support a regenerative agricultural system.
- The growth potential when the U.S. market for meal and grocery delivery services is forecasted to grow from $2 billion in 2015, to $210 billion by 2025.
- The vision and grit of its founder, and the authenticity of the brand.

What Makes us Special



- Rather than identifying as an online food company, Narrative Food is truly a lifestyle brand, offering its customers an experience with and around food, including both products and services which are curated and customizable for each subscriber.

- Recurring customers who are emotionally engaged with a brand, and mission-aligned, are more sticky than if there is no deeper connection.

- The story we tell is a large part of our value.

Our Goal

We know that $520K of yearly revenues, with an average $100 per delivery, boils down to approximately 80-100 deliveries per week.

To double our revenues (with very little increase in costs) we only need to expand to 160-200 deliveries per week. This is because we are operating at less than our capacity.

With our large delivery area across SoCal, we feel extremely confident that given a marketing budget and a solid grassroots marketing strategy, we can convert at least this many new customers, and also revive past customers, in a matter of months, in order to double our volume..

/narrative food



With our dynamic competitive advantages we are poised for sustained growth. Be a part of our story.